ANNUAL REPORT

LiquidPiston, Inc.



LiquidPiston, Inc.
1292a Blue Hills Avenue
Bloomfield, CT 06002
(860) 838.2677
www.liquidpiston.com

In this Annual Report, the terms "LiquidPiston, Inc.", "the company", "we", "us" and "our" refer to LiquidPiston, Inc. and it's consolidated subsidiaries. The company, having offered and sold Series A Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended September 30, 2024. A copy of this report may be found on the company's website at https://www.liquidpiston.com/investor-relations.

FORWARD-LOOKING STATEMENTS
This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report or related materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Summary
LiquidPiston's mission is to dramatically improve the efficiency and environmental impact of converting the energy contained in fuels into useful power by developing the industry's most efficient and power dense internal combustion engines (ICEs) as well as hybrid power solutions, while also enabling such engines to run on clean sustainable renewable fuels including low- and no-carbon fuels. Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. We anticipate that for many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification and increased use of sustainable renewable fuels. The reality of battery technology is that fossil fuel has approximately 40 - 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient at small scale (below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we developed an optimized thermodynamic cycle as the thermodynamic cycles used by existing piston and rotary intermittent combustion engines haven't fundamentally changed in over 100 years. When we rethink the cycle, we also must rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our X-Engine™ architecture which has the potential to be quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have as large or larger direct impact on reducing fossil fuel usage and CO_2 production as any other single technology initiative that we are currently aware of. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO_2 reduction, vehicle electrification and transition to clean renewable fuels -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking). "Clean" renewable fuels include for example hydrogen and certain biofuels such as those proposed as Sustainable Aviation Fuel (SAF), which markedly reduce the CO_2 impact of the given fuel.

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., portable electric generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

The Company
We are at present a technology company, not a volume engine manufacturer. We plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1. Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) professional services basis;

2. License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.

3. The technology may be scalable up to 1000 HP+, enabling LiquidPiston and our partners to serve markets from lawn and garden equipment to Range-extended Electric Vehicles (REVs) to helicopters.

4. Continue to innovate the core engine technology platform. LiquidPiston currently has 97 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.

5. Assemble, test and sell low-medium quantities of engines for customer piloting needs and low to medium volume production requirements. We will use contract manufacturers, parts vendors, and machine shops augmented by our in-house machine shop to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

Technology
LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture, resulting in improved power density and fuel efficiency. The X-Engine™'s two primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-Engine™ extremely simple and elegant.

Our technology and product development builds on years of prior research and advanced development, with more than $65 million (including government- and customer-funded programs) invested. We have an extremely strong intellectual property position with 97 international patents (78 issued or granted, 19 pending) and a rich innovation pipeline.

The result is our X-Engine™ rotary engine platform architecture. Compared to piston engines, the rotary X-Engine™ can be up to 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a small turbine engine. Our X-Engine™ is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the heavy-fuel and multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI's mission to increase fuel efficiency and develop optimized hybrid electric power systems. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in legacy engine designs.

The technology can conceivably scale from 1-1000 hp, potentially displacing most engines in use today.

Technology status: The Company has developed various early prototypes of different types of rotary engines that have the potential to operate on the HEHC cycle. Today, the Company is focusing development on the "XTS-210™" engine, a 210cc 2-stroke supercharged variant of the X-engine, as well as a new clean-sheet 4-stroke engine design that is being developed for larger horsepower applications.

Technology use proof points achieved to-date:

· "X-Mini™" engine, 26 cc / chamber, Spark Ignited / Multi -fuel (includes diesel, gasoline, kerosene, Jet-A/ JP-8, propane and hydrogen), 2-3kW, air cooled, demonstrated to Technology Readiness Level (TRL) 6;

  o Inserted into 1.5kW hybrid electric generator, prototype delivered and undergoing field testing by the U.S. Army on the M777 Howitzer

  o Inserted into a go-kart vehicle demo [video: https://vimeo.com/170502635]

  o Inserted into a 55lb heavy-fueled UAV [video: https://vimeo.com/366145645]

  o Inserted into a multi-fueled scooter

· "X-4™" engine, 250 cc / chamber, Compression Ignition (Diesel or Jet – A fueled) engine. Demonstrated to TRL 4+, including 30kW (net indicated), high-compression ratio up to 26:1, operation up to 7,000 RPM.

· "XTS-210™" engine, 25-horsepower, two-stroke, supercharged, 210 cc (70cc / chamber), ultra-portable and configurable for operation in both engine-only and hybrid-electric modes. The engine is liquid-cooled, capable of either Spark-Ignition of Compression- Ignition with heavy- / multi-fuel capability. Targeting first delivery of a prototype engine to US Army in FY2025 (Q2).

· 10kW portable genset, high power density, powered by the XTS-210, hybrid-electric configuration, heavy fuel-capable. The generator has been demonstrated up to 8kW in a "breadboard" configuration. We are targeting delivery of the prototype 10kW generator to the US Army in FY2025 (Q3).

Market and Traction

The market for combustion engines is estimated to be worth over $400 billion annually with many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include, but are not limited to:

· Portable ground electric power generation – military, industrial/commercial, and consumer

· Aviation Auxiliary Power Units (APUs) -- fixed wing aircraft, rotorcraft, and large UAVs; military and commercial

· Direct and hybrid propulsion for UAVs – military and commercial

· Vehicle range extender units for serial hybrid propulsion – ground, air, and marine vehicles; military and commercial

· Powered equipment and tools – e.g., lawn and garden, etc.

· Combined heat and power units – residential and small commercial

For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and value and are a great fit with LiquidPiston's value proposition of high-power density and heavy fuel capability. In subsequent company-building phases, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our future licensed manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

The US military is an initial customer and market for our engines. Beyond being a future customer, the DoD has invested significantly in the technology through various R&D contracts, awarding LiquidPiston contracts to develop and test engines, generators, and hybrid electric power systems for UAVs and Organic Resupply Buses (ORBs). LiquidPiston has already completed two and is currently engaged with the U.S. Army and Air Force on two additional Small Business Innovation Research (SBIR) Phase II contracts, as well as larger development contracts with Army Research Labs and Army C5ISR, with combined efforts totaling approximately $20M. Building on a completed Phase II SBIR program supporting the 144th Fighter Wing, in October, 2023 the Company announced the award of a three-year $35 million contract by the US Air Force to support a new larger engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. In June, 2024 the Company received notification of selection for a U.S. Department of Army SBIR CATALYST program award to develop a Compact Mobile Command Post Auxiliary Power Unit (CMCP APU). This CMCP-APU is intended to support the U.S. Army's Mobile and Survivable Command Post (MASCP) initiative under the Army's Command Post Integrated Infrastructure (CPI2) initiative. The contract is expected to be awarded in Q2 FY2025. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors and Industry
Competitors
There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAV propulsion.

Competitive Advantage
We are currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications. Recent automotive market trends indicate a rapidly growing demand for hybrid electric vehicles.

We believe that our rotary engines represent the first major disruption to engine technology in over a century. To our knowledge, we are one of the only companies in the world developing engines based on a disruptive, optimized thermodynamic cycle. Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. When fully developed, our engines are expected to offer size and weight advantages, with potential for significantly increased range and reduced CO_2 emissions compared to older piston engine technology. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LiquidPiston engines allow more range for an electric vehicle, while using smaller, lighter, more cost-effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents and know-how) and being the knowledge base and "clearinghouse" of all learning associated with our core engine technology.

Industry

The global internal combustion engine market is estimated to be greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, Uncrewed Aerial Vehicle (UAV) direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density will make our engine an ideal fit for that application.

Employees
The company currently has 46 employees, 45 full-time and 1 part-time.

Intellectual Property
We have applied for 97 patents, of which 78 have been issued or allowed, and 19 are pending.

Litigation
As of September 30, 2024, the Company is not involved in any litigation that is expected to have a material impact on its operations, and its management is not aware of any material pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property
We do not own real estate property and we are currently leasing our offices in a 16,000 sq. ft industrial compound in Bloomfield, Connecticut.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's officers and directors are as follows. The Company does not currently employ any "significant employees" as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:				
Alexander Shkolnik	Co-Founder, President, Treasurer, Secretary	43	January 15, 2011 (1)	Full-time/40 hours
Nikolay Shkolnik	Co-Founder and Vice President	71	June 21, 2004	Full-time/40 hours
Per Suneby	SVP of Corporate Development	74	May 4, 2016 (2)	Part-time/20 hours
Directors:				
Alexander Shkolnik	Director	43	June 21, 2004	
Nikolay Shkolnik	Director	71	June 21, 2004	
Per Suneby	Director	74	March 1, 2016	

(1) Date on which Alexander Shkolnik became the full-time CEO of the Company. Alexander was a co-founder of the Company in 2004 and worked part-time until 2011.

(2) Date on which Per Suneby assumed the SVP role as a consultant in the Company. Per has been intermittently involved in LiquidPiston since 2008 in various capacities, including as a Board member and advisor.

Alexander Shkolnik, CEO, President and Director
Alexander Shkolnik co-founded LiquidPiston in 2004 and has been the CEO and President of the Company since 2011. He has managed teams of engineers in both academic and startup environments. He is co-inventor of the X-Engine™, and as CEO he is responsible for business partnerships and setting the strategic direction of the Company. He has 26 publications, and 37 issued / 11 pending patents. Prior to joining the Company, Alexander was a Postdoctoral Research Scientist at the Massachusetts Institute of Technology (MIT) (2010-2011), and prior to that he was a Research Assistant at MIT in the Robot Locomotion Group, part of the Computer Science and Artificial Intelligence Lab (CSAIL) at MIT. Alexander was a National Science Foundation (NSF) Graduate Research Fellow (2003-2006), and an NSF/JSPS EAPSI fellow (2007). He holds BS and MS degrees in Computer Science and Mathematics, as well as a BS in Neuroscience and Behavioral Biology from Emory University. He conducted his Master's thesis research at the NeuroEngineering lab at Georgia Tech (joint program with Emory). He also holds a PhD in Computer Science/Artificial Intelligence from MIT. Alexander is the son of Nikolay Shkolnik.

Nikolay Shkolnik, CTO, Vice President and Director
Nikolay Shkolnik co-founded LiquidPiston in 2004 and has been its CTO and Vice President of Research and Development. Nikolay leads the innovation group within LiquidPiston, and helps set technical direction, and also manages the Company's patent portfolio. He is an experienced clean energy program manager and innovator, with expertise in leading engineering and scientific teams toward the solutions of complex technical problems. Prior to LiquidPiston, Nikolay worked as the Clean Energy Program Director from 2001 until 2006 at GEN3, a Company that teaches and practices TRIZ (Russian acronym for "Theory of Inventive Problem Solving"). At GEN3, Nikolay helped companies solve challenging engineering problems using the TRIZ methodology, a systematic approach to innovation. Prior to GEN3, Nikolay was a Senior Engineer in the Value Analysis group of Milton Bradley. He also operated two startups, Quest Systems and EosSystems from 1986-1992. Prior to that, he was a Sr. Nuclear Physicist at ABB/Combustion Engineering, 1983-1986. He holds patents in a variety of fields focusing on clean energy, including super-capacitors, fuel cells, and engines. He was awarded the Motorola award for Creativity. He completed coursework towards a degree in Thermodynamics from Kiev Polytechnic Institute before moving to the United States, then finished his studies obtaining an MS and PhD in Physics from University of Connecticut. Nikolay is the father of Alexander Shkolnik.

Per Suneby, Senior VP of Corporate Development and Director
Per Suneby joined the Company in 2016 on a half-time basis as Senior Vice President in charge of Corporate Development. Since 2018, he also serves as part-time SVP of Corporate Development and as a director of Statum Systems, Inc. a company that develops secure messaging services solutions for the health care industry. Per is also the co-founder (in 2015) and Managing Director of Sternhill Associates, a company that provides management consulting and advisory services to young innovation companies. Previously, he was an Entrepreneur-in-Residence and Venture Partner with Flagship Ventures. He was a founding Clean Energy Fellow in 2008, sponsored by the Northeast Clean Energy Council to be immersed in clean energy technologies and government/industry dynamics in order to bring experienced startup executives into the emerging Northeast clean energy cluster. He has a BASc degree in electrical engineering from the University of British Columbia and an MBA from Harvard Business School.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We have not entered into any transactions in which the management or related persons have an interest in outside of the ordinary course of our operations.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our business and products.

We are an early-stage company and have not generated significant profits.
Although our audited financial statements do not include an explicit going concern opinion on our financial statements, the Company may not be able to succeed as a business without additional financing. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. The Company's current operating plan indicates that it will likely continue to operate near break-even the near-term, with similar cash flows from operating activities given ongoing expenditures, completion of its current ongoing research and development activities, and the acquisition of new contracts. While the Company has recently signed several agreements / contracts with the Government, revenue from these programs is based on milestone execution, and there is no guarantee that the company will fulfill these milestones, nor to fulfill these milestones without exceeding the value the contract, i.e. we may incur a loss to fulfill the obligations of the agreements. There is also guarantee of future revenue, and our business model anticipates additional government funding or fundraising proceeds.

The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.
The Company is in development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LiquidPiston has operated near breakeven in the last two fiscal years. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We operate in a highly competitive market against businesses that are more established.
We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the combustion engine market is generally conservative, and LiquidPiston seeks to enter the market through partnerships with manufacturers and system integrators. There are significant barriers to entry for a new combustion engine to be introduced to the market, as it takes significant time, funding, and requires compliance with regulations and customer demands. Our strategy of focusing initially on low volume applications, as well as partnering, is expected to reduce the funding required as we will rely on partners that have the sales, distributions, manufacturing, and service capabilities that we can leverage. Such an approach has a risk that partners may be conservative and unwilling to be an early adopter of a new technology.

We may never have an operational product or service.
It is possible that there may never be a commercially operational X-Engine or that the product may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured prototypes for our X-Engines. Delays or cost overruns in the development of our X-Engines and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. The mature engine may not be as efficient, powerful, light, cost-effective, reliable or durable as initially projected or as required by the market. The engine may fail to meet environmental operability or other qualification standards for insertion into an application. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new product could fail to achieve our sales projections.
Our growth projections are based on the assumptions that our engine technology can be successfully industrialized, manufactured, sold and supported. We assume that we will be successful in developing partnerships that will financially support the development of engines for their application markets and industrialize, manufacture and support commercial engines on a contract manufacturing or license basis. It is possible that our engines will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and 14 acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We cannot assure you that we will effectively manage our growth.
The scope and complexity of our business and our employee headcount have increased and we expect will continue to increase significantly for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing relationships with multiple users, distributors, vendors, and other third parties. In the event of continued growth of the Company's operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

The loss of one or more of LiquidPiston's key personnel, or LiquidPiston's failure to attract and retain other highly qualified personnel in the future, could harm our business.
LiquidPiston currently depends on the continued services and performance of key members of its management team. The loss of key personnel could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the Company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our costs may grow more quickly than our revenues, harming our business and profitability.
Delivering LiquidPiston's products is costly because of our research and development expenses and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, LiquidPiston may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, systems integration specialists and other partners we may rely on for commercializing our engine such as public relations and marketing, and distribution firms. There are many available providers of public relations, marketing and services which are used by many firms as a normal mode of operations and we do not expect any significant risks to the Company from either the availability or performance of such service providers. Quality and timeliness of machine shops and parts suppliers is critical to our ability to build prototypes for development, internal testing, and customers as well as low quantities of commercial products supplied directly by LiquidPiston to those customers. We have had a successful relationship with Century Tool is our largest supplier of prototype hardware. A high-quality machine shop like Century Tool is crucial to the Company and were we to lose the relationship, it would likely take some time to replace it. For larger quantities of commercial products, our plan is to use manufacturing licenses and contract manufacturers with whom formal contracts have yet to be negotiated. For distribution of larger quantities of engines, we intend to use the manufacturing licenses, systems integrators, and OEMs. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Commercialization Risk.
LiquidPiston develops engines and fuel-to-power conversion systems. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s. If partners do not take on this capital- intensive initiative, the Company would require significant additional financing to bring the engines to market.

We depend on large industrial partners.
The Company's strategy is based on providing engineering services and technology licenses to established companies that can manufacture engines, integrate engines in systems that require engines, and distribute and support the engines and systems. We may not be able to consummate such strategic partnering agreements with supply chain and go-to-market partners, which could seriously limit or delay our revenue growth and profitability.

As a growing company, we have to develop effective financial and operational processes and controls.
Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third-party professional services firms. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action, and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risks related to Intellectual Property and Government Regulation

We have existing patents that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property. LiquidPiston has 96 patents (US and International), granted and pending. Additionally, the Company owns 16 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the Company is our intellectual property portfolio. The Company intends to continue to aggressively develop new intellectual property. Our competitors may attempt to misappropriate or violate intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

We have pending patent approvals that might be vulnerable.
The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Although the Company focuses on broad IP development and uses a leading IP law firm as part of its robust process, intellectual property is a complex field of law subject to significant uncertainties. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that the Company's value may be materially and adversely impacted. This could also impair LiquidPiston's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company's ability to generate revenues and profits will be negatively impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Patent, trademark and copyright litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to develop and sell our product or services is dependent on US and international government regulations which can be subject to change at any time.
Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency's (EPA) and equivalent agencies in other countries. For certain applications (e.g., Aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain product which may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of product or service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell products or services into selected markets and your investment in the Company may be negatively affected.

Risks related to the Our Securities

We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in LiquidPiston is likely to continue to be diluted.
The Company might not sell enough securities in its offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even though we sold all the shares of Common Stock in our last offering, the Company will possibly need to raise more funding the future, and if it cannot get them, we may fail. LiquidPiston may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of existing investors.

The Company is controlled by its founders.

The Company's founders, Alexander Shkolnik and Nikolay Shkolnik, together currently hold a majority of the Company's Common Stock. In addition, the Company's CEO holds an irrevocable proxy granted to him by investors who purchased securities in the Company's Regulation Crowdfunding offerings, in private placements of Common Stock and convertible securities and in the Company's Regulation A Offerings. As a result, investors do not have the ability to control or influence a vote of the stockholders and the Company's founders continue to retain the vast majority of voting control.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.
The subscription agreement that investors executed in connection with our offerings grants an irrevocable proxy to the Company's CEO to vote their shares of Common Stock, should investors become direct holders of the Company's Common Stock, and any other securities of the Company that they may acquire on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy.

Your ability to transfer your shares may be limited.
The subscription agreement that investors executed in connection with our offerings contains a "market stand-off" stand-off provision applicable to shares of the Common Stock, should investors in the offering become direct holders of the Company's Common Stock, in the event of an initial public offering (IPO), which may limit or delay an investors ability to transfer shares of Common Stock for a period of time surrounding such an offering.

By purchasing shares in an offering, an investor agreed to waive certain inspection rights set forth Section 220 of the General Corporation Law of Delaware, which limits such investor's ability to obtain certain corporate information from us.
Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. Section 18-305 of the Delaware Limited Liability Company Act allows members of a limited liability company a similar right. The Company's bylaws contain a waiver of inspection rights, and the subscription agreement that investors will sign contains a waiver of inspection rights under both the General Corporation Law of Delaware and the Delaware Limited Liability Company Act. By purchasing securities in an offering, investors agreed to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation Crowdfunding, such waiver will limit an investor's ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor's investment in our securities.

No guarantee of return on investment.
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment.

You will need to keep records of your investment for tax purposes.
If you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our stock for 20 you (and many brokers refuse to hold securities issued under Regulation Crowdfunding) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Security Ownership of Management and Certain Securityholders
The following table sets out, as of September 30, 2024, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company's voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common (2)	Alexander Shkolnik	8,707,618	8,488,132(3)	90.71%
Common	Nikolay Shkolnik	121,400	–	0.74%
Common	All executive officers and directors as a group (3 people in group)	8,829,018	8,488,132	91.35%
Series Seed-1 Preferred	Colle Capital Partners I LP	22,506		27.73%
Series Seed-1 Preferred	David Cohen	45,012		55.47%
Series Seed-1 Preferred	Henry Zachs	9,739		11.10%
Series Seed-1 Preferred	All executive officers and directors as a group (3 people in group)	0	0	0

(1) The address for all beneficial owners is 1292a Blue Hills Avenue, Bloomfield, CT 06002

(2) Alexander is the co-founder and CEO of LiquidPiston. The shares shown include stock held in family trusts, as well as shares that Alexander has a Voting Proxy for.

(3) Represents shares issued in Regulation Crowdfunding and Regulation D and Regulation A offerings in which the investors granted Alexander Shkolnik, as CEO of the Company, an irrevocable proxy to vote their shares.

RECENT OFFERINGS OF SECURITIES

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2016	Regulation D. Rule 506(b)	Convertible Note	$251,000	General operations
9/2016	Regulation D. Rule 506(b)	Convertible Note	$1,230,000	General operations
4/2017	Regulation Crowdfunding	Convertible Note	$999,999	General operations
9/2017	Regulation D. Rule 506(b)	Convertible Note	$299,150	General operations
5/2018	Regulation D. Rule 506(b)	Convertible Note	$200,000	General operations
3/2019	Regulation D. Rule 506(b)	Convertible Note	$100,000	General operations
3/2019	Regulation Crowdfunding	Convertible Note	$889,317	General operations
12/2019	Regulation D. Rule 506(c)	Convertible Note	$425,000	General operations
4/2020	Regulation Crowdfunding	Common Stock	$1,069,413	General operations
7/2020	Regulation D. Rule 506(c)	Common Stock	$623,128	General operations
9/2020	Regulation D. Rule 506(c)	Common Stock	$166,122	General operations
3/2021	Regulation A+	Common Stock	$7,765,966	General operations
1/2022	Regulation A+	Common Stock	$8,137,863	General operations
4/2022	Regulation D. Rule 506(c)	Common Stock	$245,747	General operations
12/2022	Regulation A+	Common Stock	$2,726,180	General operations
9/2023	Regulation A+	Common Stock	$10,324,902	General operations
12/2023	Regulation A+	Common Stock	$14,476,307	General operations
9/2024	Regulation Crowdfunding	Common Stock	$2,026,737	General operations
12/2024	Regulation Crowdfunding	Common Stock	$2,780,171	General operations

DESCRIPTION OF CAPITAL STOCK

Common Stock
The Company had 25,000,000 shares of authorized Common Stock as of September 30, 2024 and 2023, par value $0.0001.

The Common Stock has the following characteristics:

Voting
The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of September 30, 2024 and 2023, 8,488,132, and 8,341,059, respectively, shares of Common Stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends
The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation
In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company's assets.

Series Seed-1 Preferred
The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of September 30, 2024 and 2023.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting
Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends
The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors.

Liquidation, dissolution or winding up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 2,000,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options granted before the March 2022 split, will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one-year anniversary and, thereafter, in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten (10) years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the year ended September 30, 2024, zero (0) option awards were granted. During the year ended September 30, 2024, 57,000 restricted stock units were granted. On September 30, 2024, 548,510 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $48,785 for the year ended September 30, 2024.

During the nine months ended September 30, 2023, zero (0) option awards were granted. During the nine months ended September 30, 2023, 235,000 restricted stock units were granted. Stock compensation expense totaled $166,366 for the nine months ended September 30, 2023.

FINANCIAL DISCUSSION

Overview

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

Since inception through December 31, 2021, with the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities. For the year ended December 31, 2022 and the period ended September 30, 2023, we posted our first operating profit and positive cash flows from operations since 2017. The year ended September 30, 2024 ended with an overall net loss, but positive cash flows from operations.

In 2023, the Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Air Force. This change in fiscal year end resulted in a short period (nine-months) ending on September 30, 2023. The fiscal year ended September 30, 2024 was a full twelve months. This makes direct year-over-year comparison between FY2024 and FY2023 difficult as the FY2024 has twelve months of income and expenses while FY2023 – nine months. As the Company focused on internal research and development and building out its infrastructure, the year ended September 30, 2024 (FY2024), did show a loss, however cash flows from operations was positive, as the Company is able to bill ahead of its contracts, resulting in deferred revenue.

Results of Operations
Year ended September 30, 2024, compared to nine months ended September 30, 2023.
The Company generated revenues totaling $9,182,407 and $8,170,177 for the year ended September 30, 2024 and the nine-month period ended September 30, 2023 respectively. Booked revenue increased in 2024 compared to 2023 as work progressed on our new government funded contracts. Cost of revenue increased from $3,948,517 to $7,069,226 for the nine-month period September 30, 2023 and year ended September 30, 2024, respectively. Costs of revenue consists of engineering and machining labor, benefits and payroll tax expenses, material costs, and subcontract costs and overhead associated with contracts. Contracts in 2024 involved more labor and subcontractors than in the previous year, therefore, some costs as a percentage of billing (allowable under contract) increased in 2024.

Operating expenses consist of research and development expenses and general and administrative expenses. Research and development expenses totaled $2,669,166 and $2,103,623 for the year ended September 30, 2024 and the nine months ended September 30, 2023, respectively, an increase of $565,543, as the Company continued to hire skilled engineers and machinists. Approximately $543,815 of the increase was due to increases in salaries, benefits and payroll taxes. The remainder of the increase was due to increased spending on machinery, parts and consultants. General and administrative expense totaled $2,387,796 for the year ended September 30, 2024 and $1,456,147 in the nine-month period ended September 30, 2023. The increase in general and administrative expense was a result of increased costs specifically in administrative payroll, taxes and benefits ($307,434), insurance ($14,072), business development ($110,336), office expenses and facility expenses ($69,487), professional fees ($235,051), travel ($26,282), depreciation ($82,772), office equipment ($17,933) and connectivity ($68,011).

The Company expenses in 2024 included a staff of 42 full time and 1 part time, primarily technical employees (mostly engineers, two full time CNC machinists, four technicians, an office director, office manager, human resources specialist, interns, and Company management including CEO, CTO, SVP of Corporate Development, VP of Operations Chief Engineer, and Program Manager). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The Company incurs significant expense in machining outsourced parts to support its prototype development efforts.

Other income grew from $435,760, for the nine months ended September 30, 2023, to $1,421,575 for the year ended September 30, 2024. This increase in income was primarily due to additional monies invested in our holdings in US Treasury Bills and other interest-bearing accounts, which increased from $14,718,573 at September 30, 2023 to $26,238,160 at September 30, 2024.

As a result of the foregoing, our net loss was $1,524,067 for the year ended September 30, 2024 compared to a profit of $1,093,426 for the nine months ended September 30, 2023.

Liquidity and Capital Resources

As of September 30, 2024, the Company had $25,436,722 in cash and cash equivalents on hand, not including restricted cash, compared with $14,424.557 at September 30, 2023.

Historical results and cash flows

During the year ended December 31, 2021 the Company received various new development contracts from the DoD, including development contracts with Army Research Labs and Army C5ISR (through a subcontracted relationship), that total $17 million over a three to four-year period if fully executed. In 2022, the Company signed additional contracts with the DoD totaling $2 million, that would be executed over a two to three-year period. Building on a Phase II SBIR program executed in 2021, in September 2023 the Company was awarded a three-year $35 million contract to support engine and hybrid power system development. The contract was awarded by AFWERX, a Technology Directorate within the Air Force Research Laboratory, in partnership with AFLCMC, the U.S. Air Force Life Cycle Management Center. Aside from these revenue streams, LiquidPiston is relying on fundraising, including recent Regulation A and Regulation Crowdfunding offerings and private placements of equity securities for its continued operations.

Revenue from government contracts for the year ended September 30, 2024, was higher than the nine-month period ended September 30, 2023, as work on contracts with the DoD and the Army progressed and LiquidPiston successfully met milestone arrangements in the contracts. LiquidPiston continues to seek additional government development funding.

Equity Issuances

In March of 2022 the company authorized and implemented a ten for one split of its common stock.

In October of 2022, we commenced an offering pursuant to Regulation A (the "2022 Regulation A Offering"), with an initial purchase price of $10 per share. In July of 2023, the offering was revised by increasing the price per share to $11.50. This Offering was closed to new subscriptions on October 24, 2023. In 2022 the Company sold 172,226 shares of common stock for gross proceeds of $1,638,390. During the nine months ended September 30, 2023 the Company sold 1,275,173 shares at $10 per share for gross proceeds of $12,249,650 and 135,672 shares at $11.50 per share for gross proceeds of $1,516,887. Net of selling stockholders, the company proceeds from the 2022 Regulation A Offering was $1,228,892 and $10,324,903, for the twelve-month period ended December 31, 2022 and nine-month period ended September 30, 2023, respectively. In addition, between October 1, 2023 and December 31, 2023 the Company closed on those subscriptions which were not yet finalized as of the September 2023 Reg A closing – the closings were for 53,827 shares at $10 per share for gross proceeds of $499,270 and 1,308,772 shares at $11.50 per share for gross proceeds of $14,476,307. Net of amounts paid to selling stockholders, company proceeds for this three month period ending on December 31, 2023 was $11,231,683. In total the 2022 Regulation A Offering has raised $22,785,477 net of amounts paid to selling stockholders.

In August of 2024, we commenced an offering pursuant to Regulation Crowdfunding (the "2024 Regulation CF Offering") to raise up to $5 million, with an initial purchase price of $11.50 per share, plus transaction fees of 2.5% per investment. The offering utilized a crowdfunding special purpose investment vehicle (SPV) 'LiquidPiston 2024 Reg CF SPV, LLC' that was created with the purpose to acquire, hold and dispose of Company securities. Investors in this offering will own membership interests in the crowdfunding SPV while the SPV will own the corresponding common stock issued by the Company. As of September 30, 2024, the offering was fully subscribed and was no longer accepting new investments. However, the Company did not hold any closings during the fiscal year ended September 30, 2024. Subsequent to September 30, 2024, the Company issued 251,558 common stock shares for gross proceeds of $2,780,171.00.

Indebtedness
On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan ("EIDL") in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

Trend Information
The key trends that could materially affect LiquidPiston's long-term business prospects involve vehicle electrification, the global energy transition to low/no carbon fuels and renewable energy sources, and military technology adoption.

With respect to vehicle electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO_2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO_2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables and low/no carbon fuels as the major source of electricity will realistically take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles ("HEVs)" will be a significant share of electrified land vehicles even as several countries are putting in place mandates to force this to happen.[1]

The projected large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston's technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which is proven to be able to use diesel, gasoline, jet fuel, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

---

[1] See https://www.jpmorgan.com/global/research/electric-vehicles

Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility ("sky cabs") is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city "sky cabs" but the serious short-to-regional aircraft players will be hybrid electric for range and safety reasons. If an ICE can come close to small gas turbine power density, is 3- 4 times more efficient, and can use diesel or jet fuels, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO_2 in the process? With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to be an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston's engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

·   The potential increased use of Compressed Natural Gas ("CNG"), Renewable Natural Gas (RNG), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG and RNG. We believe, however, that given the design of our combustion chambers and combustion process, there is no reason that we can't efficiently burn CNG, RNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-Engine™ architecture, although we have yet to test them. There is a reasonably strong market and government policy push towards more use of CNG, RNG, hydrogen, SAF and other low carbon fuels for numerous applications, including efficient HEV propulsion for medium-to-long-haul trucking and aviation as examples. Overall, the market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston.

·   The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas (GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO_2 production from fossil fuel usage, approximately 25%+ in the US. Out of the approximately 38+ Gigatonnes of fossil fuel CO_2 produced annually, at least 6 Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO_2 (which is a 5%+ reduction in global CO_2 produced). The CO_2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston's technology will replace all legacy ICEs, however we do believe that the potential CO_2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston's marketing and sales efforts going forward.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable's share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicles and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

On the U.S. national security and military front, technology innovation and rapid adoption to maintain military superiority for offensive and defensive purposes is a strategic imperative. The DoD is encouraging and investing in private sector innovation and product development in many areas relevant to LPI's technology, including:

- Autonomous (i.e., uncrewed) vehicles, notably Uncrewed Aerial Systems (UAS). For system weight and mission duration purposes, the propulsion and on-board power generation needs to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than battery technologies currently available and projected to be available over the coming decades

- Smaller, higher power-density electric power generators to provide "Power on the Move" for increasingly distributed, constantly moving military operations which need an increasing amount of operational energy per warfighter

- Auxiliary power units and supplemental power units for crewed vehicles and to support an increasing array of tactical and support systems all of which require increasing amounts of energy to operate

LPI's engine and power system technology are a good fit for these and other DoD technology initiatives, as demonstrated by the Company's recent DoD development contracts.

COVID-19

As a result of the COVID-19 pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal with the peak at 9.1% in June 2022, and a general shortage in the labor market, which will make hiring a challenge. While the rate of inflation cooled down significantly to around 2.4% in September 2024, the shortage in the labor market remains an issue. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company, the Crowdfunding SPV, nor any of the Company's officers or directors.

Compliance Failure

In 2018, the company raised capital via Regulation Crowdfunding and provided reviewed, unaudited financial statements where audited financial statements were required. Otherwise, the Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

In regards to the fiscal year ended Sept 30 2023, the company was one day late in filing its C-AR form (Filed January 31 2024).

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at https://www.sec.gov/edgar/browse/?CIK=1446275.

LiquidPiston, Inc.
Financial Statements
For the Years Ended
September 30, 2024 and 2023
And Independent Auditors' Report

Bennett & Company, PC
*Certified Public
Accountants
34 Jerome Avenue
Bloomfield, CT
06002
(860) 243-3333
Fax: 726-1111*

INDEPENDENT AUDITORS' REPORT

January 16, 2025
The Stockholders and Board of Directors
LiquidPiston, Inc.
Bloomfield, Connecticut

We have audited the accompanying financial statements of LiquidPiston, Inc. (a Connecticut corporation), which comprise the balance sheets as of September 30, 2024, and 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the fiscal year ended September 30, 2024, and nine months ended September 30, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiquidPiston, Inc. as of September 30, 2024 and 2023 and the results of its operations and its cash flows for the fiscal year ended September 30, 2024 and nine months ended September 30, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LiquidPiston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LiquidPiston's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LiquidPiston's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LiquidPiston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Brown & Company PC

Certified Public Accountants
Bloomfield,
Connecticut

LiquidPiston, Inc.
Consolidated Balance Sheets
September 30, 2024 and 2023

ASSETS

	2024	2023
Current Assets		
Cash and Equivalents	$ 25,436,722	$ 14,424,557
Restricted Cash	1,519,783	770,950
Accounts Receivable	1,094,165	1,226,610
Deferred Charges and Costs	2,949,184	2,341,821
Prepaid Expenses	256,003	88,962
Total Current Assets	31,255,857	18,852,900
Property and Equipment, Net of Accumulated Depreciation	681,749	697,274
Other Assets		
Deposits	7,933	7,933
Patents, Less Accumulated Amortization	1,352,873	1,170,793
Total Other Assets	1,360,806	1,178,726
TOTAL ASSETS	$ 33,298,412	$ 20,728,900

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2024	2023
Current Liabilities		
Accounts Payable	$ 144,102	$ 187,102
Notes Payable, Current Portion of Long Term Debt	3,370	3,510
Current Portion of Lease Liability	95,842	90,196

Deferred Revenue	5,625,788	1,038,469
Accrued Taxes and Expenses	113,885	19,757
Total Current Liabilities	5,982,987	1,339,034
Long Term Liabilities		
Notes Payable, Net of Current Portion	137,836	145,340
Lease Liability, Net of Current Portion	127,815	223,657
Total Long Term Liabilities	265,651	368,997
Total Liabilities	6,248,638	1,708,031
Stockholders' Equity		
Common Stock		
$0.00001 par value per share; 25,000,000 shares authorized and 16,555,994 and 16,546,178 issued and outstanding at December 31, 2022 and 2021, respectively.	243	227
Series Seed-1 Preferred Stock		
$0.00001 par value per share; 200,000 shares authorized; 82,258 and 87,752 shares issued and outstanding at December 31, 2022 and 2021, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	51,095,502	41,542,546
Accumulated Deficit	(25,109,562)	(23,585,495)
Total Stockholders' Equity	27,049,774	19,020,869
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,298,412	$ 20,728,900

The accompanying notes are an integral part of these financial statements.

LiquidPiston, Inc.
Consolidated Statements of Operations
For the Year Ended September 30, 2024 and Nine Months Ended September 30, 2023

	2024	2023
Revenue	$ 9,182,407	$ 8,170,177
Cost of Revenue	7,069,226	3,948,517
Gross Profit	2,113,181	4,221,660
Operating Expenses		
Research and Development	2,669,166	2,103,623
General and Administrative	2,387,796	1,456,147
Total Operating Expenses	5,056,962	3,559,771
(Loss)Profit from Operations	(2,943,781)	661,889
Other Income (Expense)		
Interest and Other Income	1,421,575	435,760
Interest Expense	(1,860)	(4,223)
Total Other Income (Expense)	1,419,715	431,537
Net (Loss) Income	$ (1,524,066)	$ 1,093,426
Net (Loss) Income Per Common Share - Basic and Diluted	$ (0.08)	$ 0.06
Weighted Average number of Common Shares Outstanding	18,865,214	17,254,365

The accompanying notes are an integral part of these financial statements.

LiquidPiston, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
For the Year Ended September 30, 2024 and Nine Months Ended September 30, 2023

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net	Available
	Shares Issued	Total	Shares Issued	Total	Paid-In Capital	Earnings (Deficit)	Equity (Deficit)	Options and RSU
Balance 12/31/2022	16,629,160	$ 214	82,258	$1,063,591	$36,842,568	$(24,678,922)	$13,227,453	812,510
Options and RSUs Issued	–	–	–	–	–	–	–	(235,000)
Options Exercised	16,750	2	–	–	1,932	–	1,934	–
Stock Compensation	–	–	–	–	166,366	–	166,366	–
Common Stock Offering	1,069,144	11	–	–	10,396,274	–	10,396,285	–
Issuance Cost	–	–	–	–	(5,864,594)	–	(5,864,594)	–
Net Profit	–	–	–	–	–	$ 1,093,426	1,093,426	–
Balance 9/30/23	17,715,054	$ 227	82,258	$1,063,591	$41,542,546	$(23,585,496)	$19,020,870	577,510
Options and RSUs Issued	–	–	–	–	–	–	–	(57,000)
Options Forfeited	–	–	–	–	–	–	–	28,000
Options Exercised	6,500	2	–	–	2,695	–	2,697	–
Stock Compensation	–	–	–	–	48,785	–	48,785	–
Common Stock Offering	1,354,272	14	–	–	11,447,383	–	11,447,397	–
Issuance Cost	–	–	–	–	(1,945,907)	–	(1,945,907)	–
Net Profit	–	–	–	–	–	$ (1,524,066)	(1,524,066)	–
Balance 9/30/24	19,075,826	$ 243	82,258	$1,063,591	$51,095,502	$ (25,109,562)	$27,049,776	548,510

The accompanying notes are an integral part of these financial statements.

LiquidPiston, Inc.
Consolidated Statements of Cash Flows
For the Year Ended September 30, 2024 and Nine Months Ended September 30, 2023

	2024	2023
Operating Activities		
Net(Loss) Income	$ (1,524,066)	$ 1,093,427
Adjustments to reconcile net income to net cash provided by operations:		
Stock Compensation	48,785	166,366
Lease Expense	90,434	86,108
Depreciation and Amortization	211,408	119,632
Changes in Current Assets and Liabilities		
Accounts Receivable	132,445	(1,226,610)
Deferred Charges and Costs	(607,363)	(1,852,605)
Prepaid Expenses and Other	(167,041)	190,692
Deferred Revenue	4,587,319	(776,775)
Accounts Payable, Accrued Expenses and Other	51,128	20,724
Net Cash Provided (Used) by Operating Activities	2,823,049	(2,179,041)
Investing Activities		
Purchase of Intangible Assets	(270,291)	(221,881)
Purchase of Property and Equipment	(246,892)	(118,839)
Net Cash Used by Investing Activities	(517,183)	(340,720)
Financing Activities		
Proceeds from the Sale of Stock	9,552,971	4,533,623

Repayment of Lease Liability	(90,196)	(64,305)
Repayments on SBA EIDL Loan	(7,643)	(2,356)
Net Cash Provided by Financing Activities	9,455,132	4,466,962
Net Change in Cash	11,760,998	1,947,201
Cash and Equivalents - Beginning of Period	15,195,507	13,248,306
Cash and Equivalents - End of Period	$ 26,956,505	$ 15,195,507

The accompanying notes are an integral part of these financial statements.

LiquidPiston, Inc.
Notes to Consolidated Financial Statements
For the Year Ended September 30, 2024, and Nine Months Ended September 30, 2023

1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $52,159,100 in net proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger ("Merger Agreement"), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company's Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company's 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders' of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology-oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

For the fiscal year ended September 30, 2023, the Company showed continued profitability, with its second straight fiscal year showing profits. The Company's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to be near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development projects and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

LiquidPiston, Inc.
Notes to Consolidated Financial Statements
For the Year Ended September 30, 2024, and Nine Months Ended September 30, 2023

2. Summary of Significant Accounting

Variable Interest Entity

On July 17, 2024, the Company executed into arrangement with a special purpose entity, LiquidPiston 2024 Reg CF SPV, LLC ("LPSPV"), formed to serve as a crowdfunding vehicle pursuant to Rule 39-9 under the Investment Company Act of 1940, as amended.

Management of the Company has determined that LPSPV is a variable interest entity and that the Company is the primary beneficiary of LPSPV because, based on its design, the Company has the power to direct the activities of LPSPV that most significantly impact LPSPV's economic performance.

The Company has no ownership interest in LPSPV. The Company pays for all of the operating expenses of LPSPV.

LPSPV acquires, holds and disposes of securities issued by the Company. Investors contribute money to LPSPV through a crowdfunding platform. These funds are held in an escrow account by the crowdfunding platform, which distributes the funds to the Company in exchange for the Company's stock.

The only asset of LPSPV is the Investment in LiquidPiston, which is eliminated in consolidation. The LPSPV has no liabilities as September 30, 2024.

Principles of Consolidation

The consolidated financial statements include the accounts of LiquidPiston, Inc. and LiquidPiston 2024 Reg CF SPV, LLC. All significant intercompany transactions and balances have been eliminated.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB"). As more fully described in Note 13, the Company with consent of the Board of Directors, changed its fiscal year end from December 31 to September 30.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of ninety (90) days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three (3) months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk with respect to the Company's cash and cash equivalent balances.

Major customers – 100% of the revenue earned for the year ended September 30, 2024 and nine months ended September 30, 2023 was the result of contracts with the United States Army and the United States Air Force.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expenses; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over twenty (20) years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analysis test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenues is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed-price contracts.

2. Summary of Significant Accounting Policies (continued)

Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or incur a loss.

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in any given period.

At the inception of a contract, the Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are subject to the Federal Acquisition Regulations ("FAR") and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits.

2. Summary of Significant Accounting Policies (continued)

For performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time in which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment ("PBP") based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the year ended September 30, 2024 and nine months ended September 30, 2023, were $135,716 and $147,026 respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 8 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of September 30, 2024, and 2023, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation
The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC Topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company's stock-based awards are subject to time and performance based vesting conditions. The Company estimates the fair value of its stock-based awards using an average of the First Chicago option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends, and the Regulation A offering. The fair value of restricted stock awards is determined based on the Company's estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

LiquidPiston, Inc.
Notes to Consolidated Financial Statements
For the Year Ended September 30, 2024, and Nine Months Ended September 30, 2023

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly
- Level 3 – Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the year ended September 30, 2024 or nine months ended September 30, 2023. The assets of the Company measured at fair value on a recurring basis as of September 30, 2024, and September 30, 2023 are summarized below:

Fair Value Measurements Using

	Level 1	Level 2	Level 3	Total
September 30, 2024 Assets:				
Cash and Cash Equivalents	$ 26,956,505	$ –	$ –	$ 26,956,505
Total Assets	$ 26,956,505	$ –	$ –	$ 26,956,505
September 30, 2023 Assets:				
Cash and Cash Equivalents	$ 15,195,507	$ –	$ –	$ 15,195,507
Total Assets	$ 15,195,507	$ –	$ –	$ 15,195,507

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

- Computer and office equipment 5-7 years

- Machinery 5-7 years

- Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Leases

The Company leases two (2) buildings. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

2. Summary of Significant Accounting Policies (continued)

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Restricted Cash

Restricted cash as of September 30, 2024 and 2023 consists of $1,519,783 and $770,950 respectively, held for the potential repurchase of Company stock, per the 2022 Regulation A Offering, as indicated in the corresponding Offering Circular.

3. Property and Equipment

Property and equipment consist of the following as of:

	September 30, 2024	September 30, 2023
Computer and Office Equipment	$ 127,383	$ 127,383
Machinery	1,205,959	1,193,710
Right of Use Asset	420,080	420,080
Leasehold Improvements	62,373	4,329
Total Property and Equipment	$ 1,815,795	$ 1,745,502
Accumulated Depreciation	(1,272,964)	(1,048,228)
Property and Equipment, Net	$ 681,749	$ 697,274

4. Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration ("SBA") loan under the Paycheck Protection Program ("PPP") in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company received full forgiveness as of May 17, 2022.

4. Long Term Debt (continued)

began twelve (12) months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2025	$	3,370
2026	$	3,498
2027	$	3,631
2028	$	3,770
2029	$	3,914
Thereafter	$	123,023
	$	141,206

5. Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of September 30, 2024 and 2023, par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of September 30, 2024 and 2023, 8,488,132, and 8,341,059, respectively, shares of Common Stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company's assets.

6. Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of September 30, 2024 and 2023.

The Preferred Series Seed 1 Stock has the following characteristics:

6. Series Seed-1 Preferred Stock(continued)

Voting
Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends
The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors.

Liquidation, dissolution or winding up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion
Each share of Series Seed-1 Preferred Stock is convertible in a 10:1 ratio, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

7. Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 2,000,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options granted before the March 2022 split, will receive 10 shares of Common Stock for each stock option.

Stock Options and Restricted Stock Units
The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one-year anniversary and, thereafter, in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten (10) years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the year ended September 30, 2024, zero (0) option awards were granted. During the year ended September 30, 2024, 57,000 restricted stock units were granted. On September 30, 2024, 548,510 shares were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $48,785 for the year ended September 30, 2024.

During the nine months ended September 30, 2023, zero (0) option awards were granted. During the nine months ended September 30, 2023, 235,000 restricted stock units were granted. Stock compensation expense totaled $166,366 for the nine months ended September 30, 2023.

7. Stock-Based Compensation(continued)

The following table summarizes the stock option and Restricted Stock Unit activity during the years:

Balance September 30, 2023	577,510
RSUs issued	(57,000)
Options forfeited	28,000
Balance September 30, 2024	548,510

8.Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company's net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended September 30, 2024 and 2023.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on September 30, 2024 and 2023 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company's 2023 Federal and State income tax returns have not been prepared. However, on September 30, 2023, the Company has approximately $23,858,660 of federal NOL carryforwards. As of September 30, 2023, the Company has generated approximately $1,069,651 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $285,956 of state research and development credits available to carry forward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company's ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company's NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

8. Income Taxes (continued)

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of September 30, 2024 and 2023, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9. Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $8,336 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Year ended September 30:

2025	$	101,720
2026		104,240
2027		17,697
2028		0
2029		0
Total	$	223,657

10. Equity Issuances

For the nine months ended September 30, 2023, employees of the Company exercised stock options and the Company issued 16,750 shares for total proceeds of $1,934. Additionally, during 2023, as part of a stock offering, the Company issued 1,069,144 shares of its common stock and received proceeds before issuance costs of $10,396,274. The Company withheld $145,300 in proceeds to pay selling shareholders. In September 2024 the Company issued the final payment and escrow release to the selling shareholders totaling $2,006,469.33.

For the year ended September 30, 2024, employees of the Company exercised stock options, and the Company issued 32,450 shares for total proceeds of $2,697. Additionally, during 2024, as part of a stock offering, the Company issued 1,354,272 shares of its common stock and received proceeds before issuance costs of $11,447,397. Under the Regulation A offering, investors purchasing shares of stock have ninety (90) days to reverse the decision to purchase stock in the Company. The Escrow agent withholds 5% of the gross proceeds from the sale of shares and holds that in an escrow account which is used to refund investors.

In August of 2023 the Company started a Reg CF stock offering. There were no closings during the fiscal year ended, September 30, 2024. Subsequent to September 30, 2024, the Company issued 251,558 common stock shares for gross proceeds of $2,780,171.00.

LiquidPiston, Inc.
Notes to Consolidated Financial Statements
For the Year Ended September 30, 2024, and Nine Months Ended September 30, 2023

11. Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	September 30, 2024	September 30, 2023
Interest paid	$ 1,860	$ 4,223
Income taxes paid	$ 70,961	$ 48,284
Non-cash financing transactions:		
Stock compensation issuance of stock	$ 48,785	$ 166,366

12. Leasing Arrangements

The Company leases office and manufacturing space. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of twelve (12) months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Lease	Classification	2024	2023
Assets			
Finance	Buildings	$ 378,158	$ 378,158
Liabilities			
Current	Current portion of lease liabilities	95,842	90,196
Noncurrent			
Operating	Long term portion of lease liabilities	127,815	223,657

Finance lease assets are recorded net of accumulated amortization of $218,550 and $128,115 as of September 30, 2024, and 2023, respectively.

Lease Cost	Classification	2024	2023
Finance			
Asset amortization	Depreciation and Amortization	$ 90,434	$ 86,108
Interest on liability	Net interest expense	$ 7,364	$ 8,865
Net lease cost		$ 97,798	$ 94,973

13. Change in Fiscal Year-End

The Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of Defense, United States Army, and United States Airforce.

14. Related Parties

LiquidPiston 2024 REG CF SPV, LLC was formed in June of 2024 to aggregate new shareholders in LiquidPiston. According to the operating agreement, LiquidPiston is responsible for paying 100% of the operating costs of the entity. During the year ended September 30, 2024, LiquidPiston paid legal fees of approximately $12,000 for the related party.

15. Subsequent Events

The Company has evaluated subsequent events through January 16, 2025, the date on which the financial statements were available to be issued. Between September 30, 2024, and January 16, 2025, the Company did not note any additional subsequent events requiring recording or disclosure in the financial statements for the fiscal year ended September 30, 2024 and nine months ended September 30, 2023.